Exhibit 99.4

Transaction Listing Required by Item 5(c)

Trade Date	Account	Transaction Type	Quantity (shares)	Gross Proceeds Received	Price per Share
5/22/08	CEF	Sale	28,500	$559,455	$19.63
5/23/08	CEF	Sale	16,500	$313,500	$19.00
6/10/08	CEF	Sale	15,000	$315,300	$21.02